Exhibit 99.1

Press Release For Immediate Publication

TIW Increases its Ownership of ClearWave

     Montréal, Canada, October 21, 2003 — Telesystem International Wireless Inc. (“TIW”) is pleased to announce that it has entered into a private transaction to acquire 1,009,300 class A subordinate voting shares of ClearWave N.V. (“ClearWave”) from an institutional investor, in exchange for the issuance of 1,374,666 common shares of TIW.

     The 1,009,300 ClearWave class A shares to be acquired represent a 1.2% equity interest and a 0.4% voting interest in ClearWave. The transaction which is scheduled to close within the coming weeks, will increase the equity and voting interest of TIW in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively.

     With this transaction, TIW aims at increasing its economic interest in MobiFon S.A. and Cesky Mobil a.s., ClearWave’s operating subsidiaries in Romania and the Czech Republic. In the future, TIW may seek to further increase its economic interest in its subsidiaries by proceeding with similar transactions or otherwise.

     The closing of the transaction remains subject to certain conditions including regulatory approval.

Forward-looking Statements

     This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW and ClearWave

     TIW, through its subsidiary ClearWave, is a leading cellular operator in Central and Eastern Europe with over 4.2 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Cesky Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Investors:
Serge Dupuis
Telesystem International Wireless Inc.
(514) 673-8443
sdupuis@tiw.ca

Our web site address is: www.tiw.ca